UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s Number (CNPJ) #60.746.948/0001 -12
 Corporate Registry Number (NIRE) #35.300.027.795
 Publicly-held Company
Special Stockholders’ Meeting
Call Notice

The stockholders of this Company are invited to gather in the Special Stockholders’ Meeting, to be held on October 5th, 2006, at 4:00 p.m., at the Company’s headquarters located in Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in order to resolve on the Board of Directors’ proposal for the Capital Stock increase in the amount of R$1,200,000,000.00, increasing it from R$13,000,000,000.00 to R$14,200,000,000.00, by means of the issuance of 21,818,182 new book-entry registered stocks, with no par value, of which 10,909,152 are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of private subscription by the stockholders in the period from October 19th, 2006 to November 20th, 2006, in the proportion of 2.226746958% on the stockholding position held by each one on the date of the Meeting (10.5.2006), with payment in cash of 100% of the amount of the subscribed stocks, on December 7th, 2006.

Documents Available to Stockholders: this Call Notice and the Board of Directors’ Proposal are made available to stockholders at the Stocks and Custody Department of Bradesco, Depositary Financial Institution of the Companies’ Stocks, located in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and they can also be viewed on the Website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, September 18th, 2006

Lázaro de Mello Brandão Board of Directors’ Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.